77Q1(b)

Quaker Investment Trust ("Registrant")
Form N-SAR for the Six Months Ended December 31, 2010

Sub-Item 77Q1(b): Policies with Respect to Security Investments Described in Item 77D

The following policy with respect to security investments changed:

1.
Language regarding the expected percentage of total Fund assets to be allocated towards the acquisition of real estate securities was removed from the Investment Strategies, Restrictions and Risks section of the Statement of Additional Information.